Drinker Biddle & Reath LLP

191 North Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.drinkerbiddle.com

July 31, 2018

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Foor

Kathy Churko

RE:	Partners Group Private Income Opportunities, LLC (the “Registrant”)

File Nos. 333-213376; 811-23188

Registration Statement Review

Dear Mr. Foor and Ms. Churko:

The following responds to the SEC Staff’s comments that you provided by telephone on July 2, 2018 regarding the review of Post-Effective Amendment No. 1 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 4 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Fund’s registration statement (the “Amendment”).

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Registrant’s response.

1. Comment: Please disclose the disclosure regarding the speculative nature and illiquidity of the Registrant’s shares on the cover page in bold font.

Response: The Registrant has made the requested revisions to the Amendment.

2. Comment: Under “Investment objective and strategies” in the Summary and terms and conditions section on page 2, the Registrant discloses that the “The Fund holds liquid assets and intends to hold such liquid assets to the extent required for purposes of liquidity management and compliance with the Investment Company Act.” Please supplementally explain the circumstances under which the Registrant would be required to hold liquid assets for liquidity management and/or to comply with the 1940 Act.

Response: The Registrant respectfully submits that the Registrant will hold liquid assets in order to satisfy repurchases of shares and to satisfy asset coverage requirements regarding derivatives.

3. Comment: Under “Fees and expenses” in the Summary and terms and conditions section on page 3, please remove the phrase “whether borne by the Adviser or the Fund” in the disclosure describing the expenses incurred by the Registrant in connection with the initial offering of shares.

Response: The Registrant has made the requested revision to the Amendment.

4. Comment: Please supplementally provide a completed fee table and expense example for approval prior to filing an updated post-effective amendment to the Amendment.

Response: The Registrant confirms that it will supplementally provide a completed fee table and expense example for approval prior to filing an updated post-effective amendment to the Amendment.

5. Comment: Please disclose “Total Annual Expenses” and “Annual Net Expenses” net of incentive fees in the fees and expenses table on page 8. The Registrant may include a footnote to the table to disclose the “Total Annual Expenses” gross from incentive fees.

Response: The Registrant has made the requested revision to the Amendment.

6. Comment: Footnote 6 to the fees and expenses table on page 8 describes the expense limitation agreement between the Registrant and its investment adviser, including certain expenses that are excluded from the expense cap. Please confirm that organizational costs of the Registrant are not excluded from the expense cap.

Response: The Registrant confirms that organizational costs of the Registrant are not excluded from the expense cap.

7. Comment: Please revise the Expense Example so that only the 1-year fees reflect the expense reimbursement.

Response: The Registrant has made the requested revision to the Amendment.

8. Comment: Under the section entitled “Private credit market overview – Sources and types of income and appreciation” on page 17, please prominently disclose that interest payments structured in the form of a Payment in-Kind (PIK) are be subject to the risk that a borrower could default when actual payment is due upon the maturity of such loan.

Response: The Registrant has made the requested revision to the Amendment.

The following comments relate to the Registrant’s financial statements (the “Financial Statements”) for the fiscal year ended March 31, 2018:

9. Comment: Please confirm that, going forward, Registrant will include only the expense ratios required by Item 4 of Form N-2 in the Financial Highlights. The Registrant may include any other expense ratios as footnotes to the Financial Highlights.

Response: The Registrant confirms that it will include only the expense ratios required by Item 4 of Form N-2 in the Financial Highlights.

10. Comment: The Report of Independent Registered Public Accounting Firm issued by PricewaterhouseCoopers LLP relating to the Registrant’s Financial Statements is dated May 30, 2018. Please confirm that the Registrant’s Financial Statements were transmitted to shareholders within 60 days of fiscal year-end pursuant to Rule 30e-1(e) of the 1940 Act. If the Financial Statements were not transmitted in compliance with Rule 30e-1(e) please (a) describe the Registrant’s procedures in place to ensure compliance with Rule 30e-1(e) and (b) explain the reason for the delayed transmission.

Response: The Registrant confirms that its Financial Statements were transmitted to shareholders within 60 days of fiscal year-end pursuant to Rule 30e-1(e) of the 1940 Act.

11. Comment: Please confirm that, going forward, the Registrant will disclose the rates at period-end for each debt security in the Schedule of Investments.

Response: The Registrant respectfully submits that such information is currently disclosed in footnotes ^, ^^, ^^^, ^^^^, # and ## to the Schedule of Investments. Registrant confirms that it will continue to disclose such information in future reports.

12. Comment: Going forward, please consider including a “Cost” column in the Schedule of Investments to disclose the cost of each restricted investment listed in footnote “a” to the Schedule of Investments and limit the disclosure in footnote “a” to the total fair value of restricted investments.

Response: The Registrant will consider incorporating the above-mentioned modifications in the Schedule of Investments going forward.

13. Comment: Please confirm that, going forward, the Registrant will identify each issue of securities for which values were determined using significant unobservable inputs in the Schedule of Investments. See Section 12-12, paragraph 9 of Regulation S-X.

Response: The Registrant confirms that it will add the requested disclosure to future financial reports.

14. Comment: The Statement of Assets and Liabilities includes a “Receivable from Adviser” line item in an amount that appears to represent the total amount of the Adviser’s expense reimbursement for the Registrant’s fiscal year. Please supplementally disclose the frequency with which such reimbursement payments are settled with the Registrant’s adviser. Reimbursement payments from the adviser that are not settled on a timely basis may be considered a loan to the adviser in conflict with Section 17 of the 1940 Act.

Response: Going forward, the Registrant intends to settle the “Receivable from Adviser” line item on a quarterly basis. The Registrant respectfully submits that it preferred to complete its first fiscal year (since inception) before settling such amount and confirms that such amount has been settled.

15. Comment: The “Due from affiliate” and “Due to affiliate” line item amounts in the Statement of Assets and Liabilities has not changed since the Registrant’s semi-annual report for the period ended September 30, 2017. Please supplementally describe the frequency with which these line items will be settled.

Response: The Registrant intends to settle “Due from affiliate” and “Due to affiliate” line item amounts in the Statement of Assets and Liabilities during its fiscal year ended March 31, 2019. The Registrant respectfully submits that such line items relate to the Registrant’s organizational costs, which are not expected to be incurred substantially going forward.

16. Comment: Please confirm that, going forward, the Registrant will include a line item in the Statement of Operations to the extent that the Registrant’s pay-in-kind income represents 5% or more of the Registrant’s assets.

Response: The Registrant confirms that it will add the requested disclosure to future financial reports, as applicable.

17. Comment: Note 2(i) in the Notes to Financial Statements discloses that the organizational costs of the Registrant are booked as a liability. Please supplementally disclose the timeframe as to which the Registrant will reimburse the adviser for such costs.

Response: The Registrant intends to reimburse the Adviser for organizational costs during its fiscal year ended March 31, 2019. The Registrant respectfully submits that it does not anticipate substantial organizational costs going forward.

18. Comment: Note 11 in the Notes to Financial Statements discloses that it had unfunded commitments as of March 31, 2018. Please supplementally explain how and represent that its assets will provide adequate coverage to satisfy its unfunded commitments going forward.

Response: The Registrant respectfully submits that it utilizes quantitative and qualitative factors to monitor its investment portfolio on an ongoing basis to ensure that the Registrant's assets will provide adequate coverage to satisfy any unfunded commitments. Such measures include regular examinations of the Registrant’s private credit portfolio and qualitative market forecasts by the Adviser’s investment professionals. Accordingly, the Registrant represents that it expects its assets will provide adequate coverage to satisfy its unfunded commitments going forward.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107 or, in my absence, to Joshua Deringer at (215) 988-2959.

Regards,

/s/ David L. Williams
David L. Williams

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